Exhibit 99.1

Notice and Management Proxy Circular

For the
Annual and Special Meeting of Shareholders
to be held on November 29, 2011

October 28, 2011

Lorus Therapeutics Inc.
Notice of 2011 Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Lorus Therapeutics Inc. (the “Corporation”) will be held at The Hyatt Regency, 370 King Street West, Toronto, Ontario on Tuesday, November 29, 2011 at 10:00 a.m. (Toronto time).

What the Meeting is About

We will be covering six items of business at the Meeting:

1.	receiving the financial statements of the Corporation for the financial year ended May 31, 2011, including the auditors' report;

2.	electing directors;

3.	appointing KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to consider, and if deemed advisable, approve the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation;

5.
to consider, and if deemed advisable, pass a resolution in the form included in the Management Information Circular accompanying this Notice of Meeting approving amendments to the terms of certain outstanding common share purchase warrants of the Corporation; and

6.	to transact such other business as may be properly brought before the Meeting.

The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The Circular accompanying this notice of Meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a holder of Shares of the Corporation on October 28, 2011.

You have the right to vote your Shares on items 2, 3, 4 and 5 listed above and any other items that may properly come before the Meeting or any adjournment.

Your vote is important

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on Friday, November 25, 2011 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

“Aiping Young”
Aiping Young
President and Chief Executive Officer

Toronto, Canada
October 28, 2011

MANAGEMENT PROXY CIRCULAR

OCTOBER 28, 2011

PROXY INFORMATION

Solicitation of Proxies

The information contained in this management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on Tuesday, November 29, 2011 at 10:00 a.m. (Toronto time) at the Hyatt Regency, 370 King Street West, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained in this Circular is given as at October 28, 2011 except where otherwise noted.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws, including without limitation, amount of payments required to Named Executive Officers(as such term is defined hereinafter) in the event of termination or a change in control. Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statement. See our Annual Information Form dated August 26, 2011 for the fiscal year ended May 31, 2011 for additional information. A copy of this document can be found on SEDAR at www.sedar.com.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. A proxy form is included with this Circular.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder.  You have the right to appoint a person or company to represent you at the Meeting other than the persons named on the proxy form.  If you appoint someone else, he or she must be present at the Meeting to vote your Shares. If you want to appoint someone else, you can insert that person's name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, Computershare Investor Services Inc. (“Computershare”), must receive your completed proxy form by 10:00 a.m. (Toronto time) on Thursday, November 25, 2011 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

You are a registered Shareholder if your name appears on your Share certificate. Your proxy form tells you whether you are a registered Shareholder.

Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution holds your Shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

In accordance with Canadian securities law, we have distributed copies of the notice of Meeting, this Circular and the form of proxy (collectively, the “meeting materials”) to CDS Clearing and Depository Services Inc. and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial Shareholders to whom we have not sent the meeting materials directly.  We previously mailed to those who requested them, the audited financial statements of the Corporation for the fiscal year ended May 31, 2011 and the auditors' report thereon as well as management's discussion and analysis.

The intermediaries are required to forward meeting materials to non-registered or beneficial Shareholders unless a non-registered or beneficial Shareholder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial Shareholders.

Non-registered or beneficial Shareholders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial Shareholders to direct the voting of the Shares they beneficially own. Non-registered or beneficial Shareholders should follow the procedures set out below, depending on what type of form they receive.

A.
Voting Instruction Form. In most cases, a non-registered Shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered Shareholder.

or

B.
Form of Proxy. Less frequently, a non-registered Shareholder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise uncompleted. If the non-registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered Shareholder's behalf), the non-registered Shareholder must strike out the names of the persons named in the proxy and insert the non-registered Shareholder's (or such other person's) name in the blank space provided.

Non-registered Shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Meeting Materials

The meeting materials are being sent to both registered and non-registered owners of Shares.  If you are a non-registered owner, and the Corporation or its agent has sent the meeting materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send the meeting materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the meeting materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting securities.

Changing Your Vote

A registered Shareholder who has given a proxy may revoke that proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare as described above;

(b)	depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing:

(i)
at our registered office at any time before 10:00 a.m. on Thursday, November 25, 2011, or 48 hours (not including Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the proxy is to be used, or

(ii)	with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered or beneficial Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form.

When you sign the proxy form, you authorize the management representatives named in the proxy form to vote your Shares for you at the Meeting according to your instructions.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•      FOR the election of the directors nominated for election as listed in this Circular;

•      FOR the appointment of KPMG LLP as auditors of the Corporation;

•	FOR the approval of the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation; and

•	FOR the approval of amendments to the terms of certain outstanding common share purchase warrants of the Corporation.

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 28, 2011, 21,168,746 Shares are issued and outstanding. Each holder of Shares of record at the close of business on October 28, 2011, the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Lorus' directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding Shares, other than Mr. Herbert Abramson and his affiliated company Technifund Inc. who, according to information furnished to the Corporation, hold 9,436,041 Shares or approximately 44.58% of the Shares issued and outstanding.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.   Appointment and Remuneration of Auditors

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditors.

2.   Election of Directors

Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of the proposed nominees whose names are set forth below.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy may vote for another nominee at their discretion.

Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time.

The Corporation currently has six directors, and is proposing six directors for nomination.

The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at October 28, 2011.

The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. The members of these committees are indicated in the table below.

Name Of Director, Province/State and Country of Residence	Director Since	Present and Past Principal Occupation or Employment	No. of Securities Beneficially Owned, Controlled or Directed

HERBERT ABRAMSON(1) (3) Ontario, Canada	July 2007
Chairman and Portfolio Manager, Trapeze Capital Corp. (1998 to present) (investment dealer/portfolio manager)
Chairman and Portfolio Manager, Trapeze Asset Management Inc. (1999 to present) (investment counselor)
9,436,041Shares and 6,044,759 warrants to purchase Shares(4)
DR. DENIS BURGER(1) (2) Oregon, United States	September 2007
Executive Chairman, BioCurex, Inc. (2009 to present)
President, Yamhill Valley Vineyards, Inc.
Retired, served on several Boards of Directors (2007 to 2009)
Chairman and CEO of AVI BioPharma, Inc. (1992-2007) (biopharmaceutical using gene-targeted therapeutics to interfere with ribosomal translation)
51,987 Shares
DR. MARK D. VINCENT (3) Ontario, Canada	September 2007
Physician; medical oncologist  (1990 to present)
London Regional Cancer Program Cancer Care Ontario
Chief Executive Officer, Sarissa Inc.    (2000 to present)           (biotechnology company focused on development of targeted products for the therapeutic manipulation of gene expression)
Nil
WARREN WHITEHEAD(1) Ontario, Canada	April 2011
Director of Plantform (2009 to present)
(A private biotechnology company)
Chief Financial Officer of Arius Research Inc. (2006 to 2008)
(A biotechnology company focused on the development of antibody drug candidates acquired by Roche in 2008)
Chief Financial Officer of Labopharm Inc. (2001 to 2006)
(A leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies.)
Nil
DR. JIM A. WRIGHT (2) Ontario, Canada	October 1999
Adjunct Professor, Department of Biochemistry and Biomedical sciences, McMaster University (2010 to present)
Chief Executive Officer of NuQuest Bio Inc. (2006 to present) (start-up biotechnology company with the intention of developing novel therapies for treatment of life threatening diseases)
Senior Investigator, Manitoba Institute of Cell Biology (1982 to 1998, on Leave from 1998)
213,300 Shares(5) and 2,000 warrants to purchase Shares(5)
DR. AIPING YOUNG Ontario, Canada	September 2006	President and Chief Executive Officer of the Corporation (2006 to present)	192,584 and 170,000 warrants to purchase Shares(6)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)
Warrants to purchase Shares were acquired under the November 2010 Rights Offering (as such term is hereinafter defined) and August 2011 unit offering.  2,444,500 warrants are exercisable into a Share at a price of $0.45 expiring in August 2016 and 3,600,259 warrants are exercisable into a Share at $1.33 until May 8, 2012.

(5)
Of the Shares owned by Dr. Wright 56,141 are registered in the name of Calliope Investments Limited.  Warrants to purchase 2,000 Shares at $1.33 and expiring May 8, 2012 were acquired in the November 2010 Rights Offering.

(6)
Warrants to purchase Shares were acquired under the November 2010 Rights Offering and August 2011 unit offering.  125,000 warrants are exercisable into a Share at a price of $0.45 expiring in August 2016 and 45,000 warrants are exercisable into a Share at $1.33 until May 8, 2012.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

No proposed director is or has been, during the ten (10) years preceding the date of this Circular, a director or executive officer, including a chief executive officer or chief financial officer of a company that: (i) while exercising this function, was subject to a cease trade or similar order or an order to deny the relevant company the right to invoke any exemption under Canadian securities legislation for more than 30 consecutive days, (ii) has been the subject to a cease trade or similar order or an order to deny the relevant company the right to invoke any exemption under Canadian securities legislation for more than 30 consecutive days issued after the director or executive officer ceased to be a director or executive officer because of an event that occurred while the person was exercising such function, (iii), while that person was a director or executive officer or within a year of that person ceasing to act in that capacity, gone bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was pursued by its creditors, concluded an arrangement or compromise with them, prosecute them, arranged or taken steps to conclude an arrangement or compromise with them, or a receiver, receiver-manager or trustee in bankruptcy was appointed to hold its assets or (iv) went bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was pursued by its creditors, concluded an arrangement or compromise with them, prosecute them or a receiver, receiver-manager or trustee in bankruptcy has been appointed to hold its assets.

Moreover, no proposed director of the Corporation has been imposed a fine or sanctions by a court under the securities laws of Canada or a Canadian securities regulator nor has entered into a settlement agreement with a regulatory authority, nor any other fine or sanctions by a court or regulatory body that might be considered as important by a reasonable investor when making investment decisions.

3.   Security Based Compensation Plan - Approval of Unallocated Options, Rights and Other Entitlements

The rules of the Toronto Stock Exchange (the “TSX”) require that, if a listed issuer has a stock option plan or other compensation plans that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options, rights or entitlements under the plan every three years.

At the annual and special shareholders’ meeting held on October 2, 2008 (the “2008 Annual Meeting”), the Shareholders approved the unallocated options.  As the three-year term prescribed by the TSX expired on October 1, 2011, an ordinary resolution will be placed before the Shareholders to approve the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation, being the stock option plan adopted in 1993 (the “1993 Plan”), the stock option plan adopted in 2003 (the “2003 Plan”) and the alternative compensation plan (the “ACP”). This approval will be effective for three years from the date of the Meeting.  If approval is not obtained at the Meeting, options, rights and other entitlements which have not been allocated as of October 1, 2011 (i.e. the date that is 3 years after the prior approval, at the 2008 Annual Meeting) and options, rights and other entitlements which were outstanding as of October 1, 2011 and were subsequently cancelled, terminated or exercised will not be available for a new grant.  Previously allocated options, rights and other entitlements will continue to be unaffected by the approval or disapproval of the resolution. As at October 28, 2011, 21,168,746 Shares are issued and outstanding and options to purchase an additional 1,169,541 Shares (5.5% of Shares outstanding) under the 1993 Plan and the 2003 Plan are outstanding and no shares have been issued under the ACP. Accordingly, as at that date, options, rights and other entitlements to purchase up to an additional 2,005,770 Shares (9.5% of Shares outstanding) remain available for grant under the 1993 Plan, the 2003 Plan and the ACP (the “Unallocated Options”).

The board of directors of the Corporation (the “Board”) has approved the Unallocated Options.

Additional information concerning the 1993 Plan, the 2003 Plan and the ACP, including their terms and conditions, can be found under the heading “Equity Compensation Plan Information” of this Circular.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve and reaffirm the Unallocated Options. The text of the ordinary resolution which management of the Corporation intends to place before the Meeting for consideration and approval is set out below.

BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.	the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation are approved and affirmed;

2.
the Corporation seek further shareholder approval of unallocated options, rights and other entitlements under the security based compensation plans of the Corporation no later than November 28, 2014; and

3.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

Unless otherwise instructed by a Shareholder, the persons named in the accompanying form of proxy will vote “FOR” the resolution approving the Unallocated Options.

4.   Approval of Amendments to the Terms of Certain Warrants

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, a resolution, in the form set out below approving an amendment to the terms of certain outstanding common share purchase warrants of the Corporation (the “November 2010 Warrants”) that were issued as part of the rights offering of the Corporation completed in November 2010 (the “November 2010 Rights Offering”), the details of which are described below. Each November 2010 Warrant entitles its holder to acquire one common share of the Corporation at a price of $1.33 per share until May 2012. The Corporation would like to amend the exercise price of the November 2010 Warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the TSX on the date of the approval of the Shareholders to such amendment at the Meeting, plus a 10% premium (to be rounded up). While the exact price of the warrants will be determined on November 29, if the warrants were repriced as at October 28, 2011, the five day VWAP would be $0.26, resulting in a revised warrant exercise price of $0.29.

Mr. Herbert Abramson, a director and major shareholder of the corporation who currently owns, directly or indirectly, 44.58% of the issued and outstanding common shares of the Corporation holds 3,600,259 November 2010 Warrants. Should Mr. Abramson exercise all of the November 2010 Warrants held by him, he would own approximately 52.6% of the issued and outstanding common shares of the Corporation on a partially diluted basis. Also Dr. Jim Wright who is a director of the Corporation holds 2,000 November 2010 Warrants, Dr. Aiping Young, a director and President and Chief Executive Officer of the Corporation, and Ms. Elizabeth Williams, Director of Finance and Acting Chief Financial Officer of the Corporation, hold 45,000 and 142, respectively, November 2010 Warrants.

The 2010 November Warrants have been issued as part of the November 2010 Rights Offering, a distribution by Lorus by way of short-form prospectus in each of the provinces of Canada to its shareholders in eligible jurisdictions outside the United States of rights exercisable for units of the Corporation. Under the November 2010 the Rights Offering, holders of common shares of the Corporation as of October 12, 2010, the record date, received one right for each common share held as of the record date. Each two rights entitled the holder thereof to purchase one unit of the Corporation at a price of $1.11 per unit. Each unit consisted of one common share of the Corporation and one November 2010 Warrant. A total of 4.2 million units of the Corporation at a price of $1.11 per unit were issued in connection with the November 2010 Rights Offering. As a result of the November 2010 Rights Offering, Lorus issued 4.2 million common shares and 4.2 million November 2010 Warrants for net proceeds of $4.2 million. In connection with the November 2010 Rights Offering, the Corporation secured a standby purchase arrangement of $4 million by Mr. Abramson. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed November 2010 Rights Offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the November 2010 Rights Offering for $4.0 million.

The current exercise price of the November 2010 Warrants is $1.33 which is significantly above the current trading price of the Corporation’s common shares. It is the Corporation’s view that the likelihood that any of the November 2010 Warrants being exercised is unlikely at the current exercise price. Therefore, we believe amending the exercise price of the November 2010 Warrants would likely provide the Corporation with a further means of raising additional capital through the potential exercise of the November 2010 Warrants and thus saving the cost of doing an additional financing.

Pursuant to the requirements of the TSX the amendments to the November 2010 Warrants requires the approval of a majority of the votes cast by the shareholders of the Corporation, excluding insiders who are also warrantholders (the “Disinterested Shareholders”) at the Meeting. The Corporation has applied to the TSX for its approval to the proposed amendments.

The directors of the Corporation, other than Mr. Abramson, Dr. Wright and Dr. Young, who restrained from voting, have determined that the amendment to the exercise price of the November 2010 Warrants is in the best interests of the Corporation and is fair to the warrantholders and Shareholders. The directors of the Corporation recommend that Disinterested Shareholders vote in favour of the amendment to the exercise price of the November 2010 Warrants. To be effective, the resolution approving the amendment to the exercise price of the November 2010 Warrants must be approved by not less than a majority of the votes cast by the Disinterested Shareholders present in person, or represented by proxy, at the Meeting.

The text of the resolution approving the amendment to the exercise price of the November 2010 Warrants to be submitted to shareholders at the Meeting is set forth below:

BE IT RESOLVED THAT:

1.
The Corporation is hereby authorized to amend the exercise price of the common share purchase warrants of the Corporation (the “November 2010 Warrants”) that were issued as part of the rights offering of the Corporation completed in November 2010 so that the exercise price be changed from $1.33 to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange on November 29, 2011, plus a 10% premium (to be rounded up).

2.
Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the amendment to the exercise price of the November 2010 Warrants, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.
Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized to revoke the resolution before it is acted on without further approval of the shareholders of the Corporation.

Unless otherwise instructed by a Shareholder, the persons named in the accompanying form of proxy will vote “FOR” the resolution approving the amendment to the exercise price of the November 2010 Warrants.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. From June 1, 2010 to present, the Compensation committee has been comprised of Dr. Burger and Dr. Wright. Dr. Burger is chair of the Compensation Committee. The Compensation Committee met four times during the period lasting from June 1, 2010 to present.

Compensation Objectives and Philosophy

The Compensation Committee's mandate is to review and advise the Board on the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 Plan and 2003 Plan, employee benefit programs, pay equity and employment equity and reviews executive compensation disclosure where it is publicly disclosed.

The market for biotechnology companies in the development phase, particularly small capital issuers, has been extremely challenging for the past few years and throughout fiscal 2011.  It has been very difficult to raise the capital required to continue our operations and meet our developmental milestones.  The Compensation Committee has taken these factors into consideration when recommending the compensation for Named Executive Officers (as defined hereinafter) and focuses the assessment on achievement of the corporate objectives described below as being the key value drivers of the Corporation.

Lorus’ executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of Shareholders; and

•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation.   As such, our compensation package consists of three key elements:

•	base salary and initial stock options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in Share value through participation in the 2003 Plan.

Base Salary  - Initial Stock Options

In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable Lorus to attract and retain executive officers that can effectively contribute to the long-term success of Lorus.  Base salary for each executive officer is a function of the individual's skills, abilities, experience, past performance and anticipated future contribution to the success of Lorus. The members of the Compensation Committee use their knowledge of the industry and of industry trends to assist with the determination of an appropriate compensation package for each executive officer.  In certain cases, the Compensation Committee may recommend inclusion of automobile allowances, fitness allowances and the payment of certain professional dues as a component of an overall remuneration package for executives.

In certain cases, executive officers may be granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing Shareholder value in accordance with those objectives.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Lorus is to reward corporate and personal performance.  Each year, the Board approves the annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria.  The annual cash bonus for the President and Chief Executive Officer and the other executive officers is based, at least in part, on the level of achievement of these annual objectives.  One hundred percent of the President and Chief Executive Officer's and seventy-five percent of the other executive officers’ cash bonus is based on the level of achievement of corporate objectives. The balance of the other executive officers’ bonus is based on achievement of individual/departmental objectives.

All corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board.  The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the fiscal year ended May 31, 2011, the annual cash bonuses ranged from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plan

The role of long-term compensation incentives at Lorus is to reward an executive’s contribution to the attainment of Lorus’ long-term objectives, align an executive’s performance with the long-term performance of Lorus and to provide an additional incentive for an executive to enhance Shareholder value.  Long-term incentive compensation for directors, officers, employees and consultants is reviewed annually and is accomplished through the grant of stock options under our 2003 Plan.

The number of options granted to the CEO was not based on achievement of objectives and vested over a two year period.  The number of options granted for certain executives of Lorus for the fiscal year ended May 31, 2011 was based on achievement of both corporate and executive officer objectives. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Shares expire ten years from the date of grant and vest over a term determined by the Compensation Committee. The granting of options to purchase Shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

Performance Metrics

The performance of the President and Chief Executive Officer and other Named Executive Officers for the 2011 financial year was measured in the following areas:

1.	maximizing the value of LOR-2040;
2.	maximizing the value of LOR-253;
3.	establishing at least one corporate partnership; and
4.	equity financing to establish at least one year of cash.

Each of the above is weighted 25% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses.  Based on these criteria the Board assigned an achievement of 70.25%.   Incentive compensation related to the attainment of these objectives will be paid in fiscal 2012. Similar performance metrics were established for the fiscal year ended May 31, 2012 based on the approved business plan for the current year.

PERFORMANCE GRAPH

The following graph illustrates our cumulative total Shareholder return (assuming a $100 investment) for the Shares on the TSX as compared with the S&P/TSX Capped Health Care Index during the period May 31, 2006 to May 31, 2011.

Compensation levels for the Named Executive Officers have not fluctuated to the same degree as Shareholder returns. Compensation does not solely reflect consideration of Corporation performance. Instead, compensation is determined in light of an overall compensation package that is considered appropriate in the circumstances.

SUMMARY COMPENSATION TABLE

The following table details the compensation information for the most recent fiscal years of the Corporation, for the President and Chief Executive Officer, the Director of Finance and Acting Chief Financial Officer, the Vice President of Business Development and the Vice President of Research (“NEO” or collectively “Named Executive Officers”):

Non-equity incentive plan compensation
Name and Principal Position	Fiscal Year ended May 31	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Aiping Young President and Chief Executive Officer	2011 2010 2009	342,819 336,480 335,236	N/A N/A N/A	644,711 70,500 115,000	127,845 129,792 112,320	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	1,115,375 536,772 562,566
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer(2)	2011 2010 2009	66,322 16,319 79,376	N/A N/A N/A	54,385 7,050 34,600	808 11,933 4,935	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	120,707 35,299 118,911
Dr. Saeid Babaei Vice President Business Development(3)	2011 2010 2009	116,963 155,951 157,269	N/A N/A N/A	Nil 21,150 34,600	26,940 29,630 23,670	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	143,876 206,731 215,539
Dr. Yoon Lee Vice President Research	2011 2010 2009	135,405 132,810 133,587	N/A N/A N/A	61,183 21,150 34,600	25,599 25,632 19,080	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	222,187 179,592 187,267

(1)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 117-119%; (iii) risk free interest rate of 1.5-1.85%; and (iv) no dividend yield.

(2)	Ms. Williams was on maternity leave from July 2009 to June 2010.

(3)	Dr. Babaei resigned from his position of Vice President in February 2011.

Dr. Young did not receive any compensation for her role as a director of the Corporation.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at May 31, 2011:

	Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Dr. Aiping Young President and Chief Executive Officer	531,500 252,900	1.05 0.89	Dec 20, 2020 April 6, 2021	Nil Nil
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	62,015	1.05	Dec 20, 2020	Nil
Dr. Saeid Babaei(2) Vice President, Business Development	Nil	Nil	Nil	Nil
Dr. Yoon Lee Vice President, Research	66,725	1.05	Dec 20, 2020	Nil

(1)
These amounts are calculated based on the difference between the market value of the securities underlying the options on May 31, 2011 at the end of the fiscal year ($0.68), and the exercise price of the options.

(2)	Dr. Babaei resigned from his position of Vice President in February 2011.

The options granted to Ms. Elizabeth Williams and Dr. Yoon Lee during the fiscal year ended May 31, 2011 vest contingently upon the achievement of corporate objectives that the Compensation Committee has deemed to be the drivers of Shareholder value.  These stock options vest 50% upon the achievement of the stated objectives, 25% on the next anniversary and 25% on the second anniversary.  The options granted to Dr. Aiping Young vested 50% upon grant and 25% on the first anniversary and 25% on the second anniversary.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the fiscal year ended May 31, 2011:

Name and Principal Position	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Dr. Aiping Young President and Chief Executive Officer	Nil	Nil	127,845
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	808
Dr. Saeid Babaei Vice President Business Development	Nil	Nil	26,940
Dr. Yoon Lee Vice President Research	Nil	Nil	25,599

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

If the employment agreements of the Named Executive Officers are terminated by the Corporation other than for cause, Dr. Young shall be entitled to 18 months plus one additional month for each year of employment under the agreement in lieu of notice (approximately 23 months or $634,000 as at May 31, 2011), Dr. Lee shall be entitled to a notice period equal to 4 months plus one additional month for each year of employment, to a maximum of 12 months (approximately 12 months or $135,000 as at May 31, 2011) and Ms. Williams shall be entitled to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination (approximately 7 months or $39,000 as at May 31, 2011).  If the employment agreements are terminated by the Corporation other than for cause, then all unexercised stock options then held by each are governed by the terms of the 2003 Plan.  Further, if there is a change of control of the Corporation and Dr. Young’s employment within 18 months of a change of control of Lorus is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years' of her basic salary plus one month salary for each year under the agreement (approximately $800,000 as at May 31, 2011), plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).  All Named Executive Officers will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof.

COMPENSATION OF DIRECTORS

The following table details the compensation received by each director for the year ended May 31, 2011:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total ($)

Mr. Herbert Abramson	36,500	Nil	4,330	Nil	N/A	Nil	40,830
Dr. Denis Burger(2)	66,429	Nil	8,660	Nil	N/A	Nil	75,089
Dr. Mark Vincent	28,500	Nil	4,330	Nil	N/A	Nil	32,830
Mr. Warren Whitehead(1)	14,000	Nil	3,630	Nil	N/A	Nil	17,630
Dr. Jim Wright	28,500	Nil	4,330	Nil	N/A	Nil	32,830

(1)	Mr. Whitehead joined the Board on April 7, 2011.

(2)
Non-Canadian directors were paid in US dollars.  The amounts disclosed above are in Canadian dollars converted from US dollars at rates prevailing at the time of payment (December 10, 2010 - 1US$ = CDN$1.0094, January 11, 2011 - 1US$ = CDN$0.9897, April 6, 2011 - 1US$ = CDN$0.9604)

(3)
In determining the fair value of these option awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility of 117-119%; (iii) risk free interest rate of 1.5-1.85%; and (iv) no dividend yield.

During the fiscal year ended May 31, 2011, each director who was not an officer of the Corporation was entitled to receive 5,000 stock options (the Chair received 10,000) and, at their election, Shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee.  Board members (including the Chair) receive $500 for meetings held via conference call.  There have not been any changes to the fees from the prior year.  Non-executive directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

On December 20, 2010, stock options to purchase 20,000 Shares at a price of $1.05 per Share expiring December 20, 2020 were granted, in aggregate, to our directors.  On April 7, 2011 5,000 options to purchase Shares at a price of $0.89 and expiring April 6, 2021 were granted to a director.  These options vested 50% upon issuance and the remaining 50% will vest after one year.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans  - Directors' and Officers' Deferred Share Unit Plan”.  None of our directors participated in this plan in the fiscal years ended May 31, 2011 or 2010.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at May 31, 2011:

Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)
Mr. Herbert Abramson	1,666 3,333 5,000 5,000 5,000	$6.60 $6.15 $2.40 $2.40 $1.05	Sept 18, 2017 Jan 14, 2018 Oct 1, 2018 Dec 2, 2019 Dec 20, 2020	Nil Nil Nil Nil Nil
Dr. Denis Burger	3,333 6,666 10,000 10,000 10,000	$6.60 $6.15 $2.40 $2.40 $1.05	Sep 18, 2017 Jan 14, 2018 Oct 1, 2018 Dec 2, 2019 Dec 20, 2020	Nil Nil Nil Nil Nil
Dr. Mark Vincent	1,666 3,333 5,000 5,000 5,000	$6.60 $6.15 $2.40 $2.40 $1.05	Sept 18, 2017 Jan 14, 2018 Oct 1, 2018 Dec 2, 2019 Dec 20, 2020	Nil Nil Nil Nil Nil
Mr. Warren Whitehead	5,000	$0.89	April 6, 2021	Nil
Dr. Jim Wright	1,666 1,666 3,333 5,000 5,000 5,000	$9.00 $6.60 $6.15 $2.40 $2.40 $1.05	Sep 20, 2016 Sep 18, 2017 Jan 14, 2018 Oct 1, 2018 Dec 2, 2019 Dec 20, 2020	Nil Nil Nil Nil Nil Nil

(1)
These amounts are calculated based on the difference between the market value of the securities underlying the options on May 31, 2011, at the end of the fiscal year ($0.68), and the exercise price of the options.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending May 31, 2011.

Name	Option-based awards - Value vested during the year ($) (2)
Mr. Herbert Abramson	Nil
Dr. Denis Burger	Nil
Dr. Mark Vincent	Nil
Mr. Warren Whitehead(1)	Nil
Dr. Jim Wright	Nil
(1)
Mr. Whitehead joined the Board on April 7, 2011 and was granted 5,000 options at that date with an exercise price of $1.05 vesting 50% upon grant and 50% on April 7, 2012. The value upon vesting was nil as the closing share price on April 7, 2010 was $1.03.

(2)
For those directors granted options on December 20, 2010 at an exercise price of $1.05, options vested 50% upon grant and 50% on December 20, 2011.  The value upon vesting arose as the closing share price on December 20, 2010 was $1.03 and therefore the options did not have any value upon vesting.

INDEBTEDNESS

As of the date hereof, there is no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.  The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities during the fiscal year ended May 31, 2011 from June 1, 2011 to the date hereof.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Corporation dated August 26, 2011 for the fiscal year ended May 31, 2011, under the heading “Audit Committee Information” for a disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 - Audit Committees (“NI 52-110”).  A copy of this document can be found on SEDAR at  www.sedar.com.

DIRECTORS AND OFFICERS' LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2010 to May 31, 2011, the premium cost of this insurance was $129,000.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plans

The stock option plans were established to advance the interests of Lorus by:

•	providing Eligible Persons (as defined below) with additional incentives;

•	encouraging stock ownership by Eligible Persons;

•	increasing the interest of Eligible Persons in the success of Lorus;

•	encouraging Eligible Persons to remain loyal to Lorus; and

•	attracting new Eligible Persons to Lorus.

Our original stock option plan, the 1993 Plan, was established in 1993; however, due to significant developments in the laws relating to share option plans and our then future objectives, in November 2003 we created the 2003 Plan, ratified by our Shareholders, pursuant to which all future grants of stock options would be made.

The Compensation Committee as authorized by the Board administers the 1993 Plan and the 2003 Plan (collectively the “Stock Option Plans”).

The 1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries (“Eligible Persons”). The total number of options issued under the 1993 Plan is 2,749. This represents 0.0% of the Corporation's issued and outstanding capital as at October 28, 2011. There were no further option grants made under the 1993 Plan after November 2003. Therefore, no further options are issuable under the 1993 Plan. The total number of Shares issuable under actual grants pursuant to the 1993 Plan is 2,749 being 0.0% of the Corporation's issued and outstanding capital as at October 28, 2011.

The number of Shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation. The number of Shares issued to insiders, within any one year period, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation. The maximum percentage of Shares reserved for issuance to any one person is 5% of the issued and outstanding Shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of Shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the Shares on the TSX on the date preceding the date of grant. The Board determined the vesting period of options at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 28, 2011 is 10 years from the date of grant.

If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within three months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within nine months of the option holder's date of death.

Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

The 2003 Plan

Under the 2003 Plan, options may be granted to Eligible Persons. At October 2, 2011, the total number of options outstanding under the 2003 Plan is 1,166,792 representing 5.5% of the Corporation's issued and outstanding capital. Options to purchase up to an additional 2,005,770 Shares, being 9.5% of Shares issued and outstanding, will be available for grant under the 2003 Plan if the Unallocated Options are approved by the Shareholders at the Meeting. The total number of Shares issuable under the 2003 Plan is 15.0% of the Corporation's issued and outstanding capital as at October 28, 2011 which represents 3,175,311 Shares.  The total number of options issued under the 2003 Plan combined with those issued under the 1993 Plan and Shares issued under the ACP will not exceed 15% of the Shares issued and outstanding at any time.

The maximum number of Shares reserved for issuance to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation is 10% of the issued and outstanding Shares of the Corporation. The maximum number of Shares that may be issued to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation within a 12 month period is 10% of the issued and outstanding Shares of the Corporation. The maximum number of Shares reserved for issuance to any one person is 5% of the issued and outstanding Shares of the Corporation. The exercise price of options granted under the 2003 Plan is established by the Board and will be equal to the closing market price of the Shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the 2003 Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable thee months after the option holder's termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation's notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Options granted under the 2003 Plan are not assignable.

Currently, the Board may amend the 2003 Plan subject to regulatory approval, provided that the Board may not make the following amendments without the approval of Shareholders:

•	an amendment to the maximum number of Shares reserved for issuance under the 2003 Plan and under any other security based compensation arrangement of the Corporation;
•	a reduction in the exercise price for options held by insiders;
•	an extension to the term of options held by insiders; and
•	an increase in the 10% limits on grants to insiders.

During the period June 1, 2010 to May 31, 2011, options to purchase 1,049,700 Shares were granted under the 2003 Plan at exercise prices between $0.89 and $1.05 per Share. During the year ended May 31, 2011, we granted options to employees, other than executive officers of the Corporation, to purchase 78,500 Shares, being 7% of the total incentive stock options granted during the year to employees, executive officers and directors.

Alternative Compensation Plan

On November 30, 2009, after receiving shareholder approval, the Corporation adopted an ACP which enables Lorus to meet its obligations to pay directors’ fees, salary and performance bonuses to certain employees in the form of Shares. The ACP permits the Corporation to, in circumstances considered appropriate by the Board, encourage the ownership of equity of the Corporation by its directors and senior employees (“Participants”), enhance the Corporation’s ability to retain key personnel and reward significant performance achievements while preserving the cash resources of the Corporation.

Under the ACP, Participants have the option of receiving director’s fees, salary, bonuses or other remuneration, as applicable (“Remuneration”) by the allotment and issuance from treasury of such number of Shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing Share price for the five (5) trading days prior to payment date (the “5-day VWAP”).  The issue price of Shares issued under the ACP is the 5-day VWAP.

The maximum number of Shares reserved for issuance under the ACP, when combined with the Stock Option Plans, will not exceed 15% of the Corporation’s issued and outstanding Shares at any given time.

There have been no Shares issued under the ACP.

Employee Share Purchase Plan

We have an Employee Share Purchase Plan (“ESPP”) with the purpose of the ESPP to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Shares under the ESPP.

For the fiscal year ended May 31, 2011, a total of 6,652 Shares had been purchased by employees under the ESPP at prices per Share between $1.27 and $0.68 per Share and a weighted average purchase price of $0.83. During the fiscal year ended May 31, 2011, under the ESPP, Named Executive Officers, as a group did not purchase any Shares.

Directors' and Officers' Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”). Under the Deferred Share Unit Plan, participating directors (“Participating Directors”) may elect to receive either a portion or all of their annual fees for acting as a director (“Annual Fees”) from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our Shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the Shares. The fair market value of the Shares is determined as the closing price of the Shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the Shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the Participating Directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our Shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the Shares, being the closing price of the Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without Shareholder approval. When a Participating Director ceases to hold the position of director and is no longer otherwise employed by us, the Participating Director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the Shares on the date of termination, or (b) the number of Shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the fiscal year of Lorus, ended May 31, 2011 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total options, warrants and rights outstanding and available for Grant (a) + (c)
Plan Category	Number	% of Shares outstanding		Number	% of Shares outstanding	Number	% of Shares outstanding
Equity compensation plans approved by Shareholders	1,185,578	7.6%	$1.58	1,161,734	7.4%	2,347,312	15.0%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2010 no proposed nominee for election as a director and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted Upon - 4. Repricing of Certain Warrants” of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below during the fiscal year of the Corporation ended May 31, 2011, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

In April 2010, the Corporation entered into a loan agreement with a company related to Mr. Herbert Abramson, a director of the Corporation, to borrow $1 million. The loan amount, which was received on April 14, 2010, was unsecured, evidenced by a promissory note and bore interest at the annual rate of 10%. The principal and interest amount were due on October 14, 2010. In August 2010 the note was extended for an additional three months and was due on January 14, 2011. The note was repaid in November 2010.

In connection with the November 2010 Rights Offering, the Corporation secured a standby purchase arrangement of $4 million by Mr. Abramson. Mr. Abramson agreed to make an investment such that the minimum gross proceeds of the proposed November 2010 Rights Offering would be $4 million. No fee was payable to Mr. Abramson for this commitment. In accordance with the terms of the standby purchase agreement, Mr. Abramson subscribed for 3.6 million of the 4.2 million units of the November 2010 Rights Offering for $4.0 million.

Mr. Abramson also provided the Corporation with interim financing by way of three $500,000 monthly loans, the first of which was advanced on August 11, 2010 and the second and third on September 13, 2010 and October 5, 2010, respectively, subsequent to the quarter end. The loans were unsecured, had a six-month term (or the earlier of the closing of the rights issue) and bore interest at the annual rate of 10%. These loans were repaid from the proceeds of the November 2010 Rights Offering on November 8, 2010.

On December 1, 2010 Mr. Abramson purchased 1,410,000 common shares of the Corporation at a price of $1.05 per share in the context of a private placement of an aggregate of 1,581,667 common shares by the Corporation for aggregate gross proceeds of $1,660,750.

          On June 20, 2011, Mr. Abramson entered into an irrevocable commitment letter with the Corporation, subject to completion of a prospectus offering for gross proceeds of a minimum of $2.0 million, to purchase common shares and common share purchase warrants in the capital of Lorus. On July 11, 2011, Mr. Abramson entered into another irrevocable commitment letter with the Corporation to purchase common shares and common share purchase warrants of the Corporation having an aggregate subscription price equal to the difference if any, between (a) the sum of the gross proceeds received by Lorus in respect of all financings completed by Lorus until November 30, 2011 and (b) $4,000,000. On August 15, 2011, Lorus completed an offering by way of short form prospectus of 5,484,000 units at a price of $0.40 per unit. Each unit was comprised of one common share and one common share purchase warrant exercisable for up to 5 years following closing of the offering to acquire one common share of the Corporation at a price of $0.45 per share. Mr. Abramson acquired 2,444,500 units as part of the offering.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Lorus. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value.  The Board and management believe that Lorus has a sound governance structure in place for both management and the Board.  Of particular note Lorus has:

•	established a written mandate of the Board;
•	established a written charter for the Audit Committee;
•	established a written charter for the Compensation Committee;
•	established a written charter for the Corporate Governance Committee;
•	established a written Disclosure and Insider Trading Policy; and
•	established a written Code of Ethics.

National Instrument 58-101  - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201  - Corporate Governance Guidelines (“NP 58-201”) requires issuers, including Lorus, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix A.

2012 SHAREHOLDER PROPOSALS

For the next annual meeting of Shareholders of Lorus, Shareholders must submit any proposal that they wish to raise at that meeting on or before July 27, 2012.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form (together with documents incorporated therein by reference), our financial statements for the fiscal year ended May 31, 2011, the report of the auditors thereon, management's discussion and analysis of our financial condition and results of operations for fiscal 2011 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents are available upon written request to the Director of Finance of Lorus, upon payment of a reasonable charge where applicable. Our financial information is provided in our consolidated financial statements for the year ended May 31, 2011 and management's discussion and analysis of our financial condition and results of operations for year ended May 31, 2011.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved our directors.

(signed) AIPING YOUNG
President and CEO

APPENDIX A

Corporate Governance Practices

Lorus Therapeutics Inc. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201  - Corporate Governance Guidelines (“NP 58-201”), and National Instrument 52-110  - Audit Committees (“NI 52-110”).

Board of Directors

The board of directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation's Board is currently composed of five directors, and the proposed Board will be composed of five directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgment.  Each year the board reviews the composition of the board and assesses whether a board member is “independent”.

Director	Independent

Herbert Abramson	Yes
Denis Burger	Yes
Mark Vincent	Yes
Jim A. Wright	Yes
Aiping Young	No

Aiping Young, the President and Chief Executive Officer (“CEO”) of the Corporation, is not an independent director by virtue of her role on the Corporation's management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Herbert Abramson	St Andrew Goldfields Ltd.
Denis Burger	Trinity Biotech plc BioCurex, Inc.
Mark Vincent	-
Warren Whitehead	-
Jim A. Wright	-
Aiping Young	-

The independent directors hold meetings as a matter of routine after each Board meeting, without the presence of non-independent directors and members of management. There were three meetings of the independent directors in the fiscal year ended May 31, 2011.

Denis Burger, the chair of the Board (the “Chair”) is an independent director.

The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Nominating and Corporate Governance Committee, the President and CEO and corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

The following table illustrates the attendance record of each director for all board meetings held for the fiscal year ended May 31, 2011.

Director	Meetings Attended
Herbert Abramson	11 of 11
Denis Burger	11 of 11
Mark Vincent	11 of 11
Warren Whitehead(1)	1 of 1
Jim A. Wright	11 of 11
Aiping Young	11 of 11

(1)         Mr. Whitehead joined the Board on April 7, 2011.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the Shareholders to ensure appropriate succession planning is in place, select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix B.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee and the corporate governance and nominating committee. The CEO also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation's business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation its subsidiary. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct.  A copy of the Code may be found at www.SEDAR.com under the Corporation’s public profile.

The Corporation has developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the chairs of the Corporation's committees, and (iv) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Other Committees

The Corporation does not have other committees than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

It is the Board's mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX B

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Lorus Therapeutics Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.
A majority of the directors of the Board will be independent as defined by National Instrument 58-101  - Disclosure of Corporate Governance Practices (“NI 58-101”), U.S. securities laws and applicable stock exchange rules. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.
Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chair of the Board (the “Chair”) will be an independent director and will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(a)
ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

(b)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

(c)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

5.	The Board will:

(a)	ensure the integrity of the Corporation's financial reporting and internal control and disclosure policies and processes;

(b)	review the Corporation's quarterly and year-end audited financial statements;

(c)	review annual audit plans and findings and monitor the implementation of audit recommendations;

(d)	ensure that the Board has available to it any independent external advice that may be required from time to time; and

(e)	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

6.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)	adopt a disclosure policy.

Shareholder Communication

7.
The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation's shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:

(a)
ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);

(b)	develop a process for the orientation and education of new members of the Board;

(c)	support continuing education opportunities for all members of the Board;

(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair, and individual Board members on an annual basis;

(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)
ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)	disclose on an annual basis the mandate, composition of the Board and its committees.